SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 25 April 2014

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ("Bank of Ireland")

Results of Annual General Court

25 April 2014

All of the resolutions proposed at the Annual General Court of Bank of Ireland held on 25 April 2014 were duly passed.

The results of the voting on each resolution are as follows:

Resolution 1

To consider the Report of the Directors, the Auditors' Report and the Accounts for the year ended 31 December 2013

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
1	19,825,089,147	99.99	2,438,302	0.01	49,269,382	19,827,527,449

Resolution 2

To consider the Report on Directors' Remuneration for the year ended 31 December 2013

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
2	19,640,116,230	99.36	125,841,269	0.64	110,735,732	19,765,957,499

Resolution 3

(i) To elect Brad Martin a Director of the Court
RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
3(i)	19,710,920,259	99.42	114,683,286	0.58	51,193,591	19,825,603,545

(ii) To re-elect the following Directors, by separate resolutions:-

     (a) Kent Atkinson
     (b) Richie Boucher
     (c) Pat Butler
     (d) Patrick Haren
     (e) Archie Kane
     (f) Andrew Keating
     (g) Patrick Kennedy
     (h) Davida Marston
     (i) Patrick Mulvihill
     (j) Patrick O'Sullivan
     (k) Wilbur L. Ross Jr.
RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
3(ii)(a)	19,765,101,688	99.70	59,972,694	0.30	51,725,054	19,825,074,382
3(ii)(b)	19,766,721,935	99.71	58,462,711	0.29	51,642,453	19,825,184,646
3(ii)(c)	19,763,872,241	99.69	60,750,976	0.31	52,175,818	19,824,623,217
3(ii)(d)	19,755,923,071	99.65	68,945,030	0.35	51,926,334	19,824,868,101
3(ii)(e)	19,761,856,644	99.68	62,952,799	0.32	51,987,702	19,824,809,443
3(ii)(f)	19,766,624,435	99.70	58,502,134	0.30	51,670,308	19,825,126,569
3(ii)(g)	19,764,922,751	99.70	60,106,090	0.30	51,768,035	19,825,028,841
3(ii)(h)	19,765,149,978	99.70	59,700,356	0.30	51,946,542	19,824,850,334
3(ii)(i)	19,766,338,769	99.71	58,308,752	0.29	52,149,355	19,824,647,521
3(ii)(j)	19,766,777,532	99.71	58,128,856	0.29	51,890,487	19,824,906,388
3(ii)(k)	18,611,192,376	93.88	1,213,923,235	6.12	51,691,508	19,825,115,611

Resolution 4

To authorise the Directors to fix the remuneration of the Auditors.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
4	19,656,609,930	99.20	158,955,064	0.80	61,189,452	19,815,564,994

Resolution 5

To determine the re-issue price range for treasury stock.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
5	19,808,439,899	99.97	6,768,068	0.03	61,498,801	19,815,207,967

Resolution 6

To renew the Directors' authority to issue Ordinary Stock on a non-pre-emptive basis for cash.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
6	19,749,792,333	99.85	29,463,409	0.15	57,540,037	19,779, 255,742

Resolution 7

To renew the Directors' authority to issue Ordinary Stock on a non-pre-emptive basis other than for cash.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
7	16,173,816,807	81.61	3,644,849,473	18.39	58,130,594	19,818,666,280

Resolution 8

To authorise the Directors' to issue for cash or non-cash on a non-pre-emptive basis, contingent equity conversion notes, and Ordinary Stock on the conversion of such notes.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
8	19,297,892,300	97.52	489,835,648	2.48	89,068,926	19,787,727,948

Resolution 9

To maintain the existing authority to convene an EGC by 14 days' notice.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
9	18,958,728,718	95.63	865,526,659	4.37	52,603,073	19,824,255,377

The "Vote Withheld" option is provided to enable abstention on any particular resolution. However, it should be noted that a "Vote Withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes "For" and "Against" a resolution.

The full text of each resolution was set out in the Governor's Letter to holders of Ordinary Stock and Notice of the Annual General Court which was posted to stockholders on 21 March 2014.

In accordance with Irish Listing Rule 6.6.2 and UK Listing Rule 9.6.2 copies of the resolutions will be submitted to the Irish Stock Exchange and the UK's National Storage Mechanism and will shortly be available for inspection at the following locations:

Company Announcements Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2

and at:

http://www.hemscott.com/nsm.do

25 April 2014

For further information contact:
Helen Nolan, Group Secretary
Tel: + 353 (0) 76 6234710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 25 April 2014